Via Facsimile and U.S. Mail
Mail Stop 4720

February 12, 2010

Mr. Min Zhao
Chief Executive Officer
Green Planet Bioengineering Co. Limited
18851 NE 29th Avenue, Suite 700
Aventura, Florida  33180

>    **Re:     Green Planet Bioengineering Co. Limited**
>    **Item 4.01 Form 8-K**
>    **Filed January 25, 2010**
>    **File No. 000-52622**

Dear Mr. Zhao:

We have completed our review of your Form 8-K and of your Form 8-K/A and have no further comments at this time.

Sincerely,

Ibolya Ignat
Accountant